Exhibit 99.2
September 28, 2022

GLOBAL SHIP LEASE, INC.
NOTICE OF ADJOURNMENT OF ANNUAL MEETING OF SHAREHOLDERS
TO OCTOBER 7, 2022

TO THE SHAREHOLDERS OF GLOBAL SHIP LEASE, INC.:

NOTICE IS HEREBY given that the 2022 Annual Meeting of Shareholders (the “Meeting”) of Global Ship Lease, Inc., a Marshall Islands corporation (the “Company”), was convened on September 27, 2022, and has been subsequently adjourned due to lack of requisite quorum to October 7, 2022 at 6:00 p.m. local time, at 3-5 Menandrou Str., 14561 Kifisia, Athens, Greece.
The business scheduled for the Meeting remains the same as set forth in the Company’s Proxy Statement for the Meeting dated August 18, 2022. Shareholders of the Company will consider and vote upon the following proposals:
1.          To elect two Term II Directors to serve until the 2025 Annual Meeting of Shareholders (“Proposal One”);
2.          To ratify the appointment of PricewaterhouseCoopers S.A., as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 (“Proposal Two”); and
3.          To transact such other business as may properly come before the Meeting or any adjournment thereof.
Adoption of each of Proposal One and Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present at the Meeting.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE PROXY PREVIOUSLY SENT TO YOU IN THE ENVELOPE PROVIDED, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
If you attend the Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you hold your shares through an account with a brokerage firm, bank or other nominee, you will also be asked to present appropriate proof of ownership to be admitted to the Meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership.
If you attend the Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary. If you want to vote your shares held in street name in person at the Meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares.

During the period of adjournment, the Company will continue to solicit proxies from shareholders with respect to the proposals set forth in the Company’s Proxy Statement. Proxies previously submitted in respect of the Meeting will be voted at the adjourned Meeting unless properly revoked. No further action is required by shareholders who have already voted.
We have engaged Georgeson to assist us in the solicitation of proxies in connection with the Meeting. The cost of preparing and soliciting proxies will be borne by the Company.
Very truly yours, Ian Webber Chief Executive Officer